

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 4, 2008

Robert W. Kuhn
Executive Vice President and Chief Financial Officer
AptarGroup, Inc.
475 Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014

>   **Re: AptarGroup, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Form 14A Filed March 21, 2008**
>   **File No. 1-11846**

Dear Mr. Kunh:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Committee, page 10

1.   In future filings, please add a heading, "Compensation Committee Interlocks and Insider Participation," and provide the information required under Item 407(e)(4) of Regulation S-K.

Proposal 2—To Approve the Annual Bonus Plan, page 14

2.   We note that your shareholders approved the Annual Bonus Plan on April 30, 2008. In future filings after bonus amounts have been paid, please disclose the following information in your CD&A:

*   how the compensation committee determined the minimum and maximum amounts to be awarded to each executive officer under the Annual Bonus Plan; and

*   the performance targets for each executive, how you determined which performance targets to use and the amount of the performance targets for each executive.

Executive Officer Compensation, page 26
Compensation Discussion and Analysis, page 26
Compensation Determination, page 27-28

3.   In future filings, please identify the peer companies included in the Towers Perrin data, the Watson Wyatt report and the Hay Group review. Please discuss the compensation components you considered in the comparing the compensation levels of your executives to those of the peer companies.

Summary Compensation Table, page 38

4.   In future filings, please provide the information in the table for the last three fiscal years pursuant to Item 402(c)(1) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or the undersigned at (202) 551-3768 if you have questions regarding our comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief